UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K, the text under the headings “Three- and Nine-Month-Period Ended September 30, 2024 Financial Results”, “Balance Sheet and Cash Flow” and “Use of Non-US GAAP (“non-GAAP”)” and the accompanying consolidated financial statements and “Forward Looking Statements” of the press release attached to this Form 6-K as Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163, 333-248479, 333-263842, 333-271320 and 333-279791) and Form F-3 (File No. 333-238731 and 333-269087), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 27, 2024, CollPlant Biotechnologies Ltd. issued a press release entitled “CollPlant Biotechnologies Reports 2024 Third Quarter Financial Results and Provides Corporate Update”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached hereto and incorporated by reference herein is the following exhibit:

99.1	Press Release, dated November 27, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: November 27, 2024	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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